                                               Filed by autobytel.com inc.
                                               Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                               filed pursuant to Rule 14a-12 of
                                               the Securities Exchange Act of
                                               1934

                                               Subject Company:Autoweb.com, Inc.
                                               Commission File No. 000-25577


VIALOG REP:

This is the Autobytel.com conference call on April 11th of 2001 at 1:30 PM Pacific time hosted by Melanie Webber. Confirmation number 5153556.

OPERATOR:

Gentleman and welcome to the Autobytel.com conference call. At this time all participants are on a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. As a reminder this conference call is being recorded. I would now like to introduce your host for today's conference Ms. Melanie Webber. Ms. Webber you may begin.

MELANIE WEBBER:

Thank you for joining us today to discuss today's announcement. Your hosts today are Mark Lorimer, President and CEO of Autobytel.com, and Jeffrey Schwartz, President and CEO of AUTOWEB.COM. Today's conference call, including the question and answer period or projections or other forward-looking statements regarding future events and the future financial performance of the company, including statements about projected revenues and expense savings or about synergies, are covered by the Safe Harbor Statement contained in today's press release.

We would like to caution you that actual events or results may differ materially from those forward looking statements. We refer you to documents the companies have filed with the SEC, specifically Form 10-K for the year ended December 31st, 2000 and quarterly reports on Form 10-Q. These documents identify the principal factors that could cause results to differ materially from those forward looking statements.

Autobytel.com plans to file a registration statement on SEC Form S-4 in connection with the proposed transaction and Autobytel.com and Autoweb.com expect to mail a joint proxy statement/prospectus to their respective stockholders containing information about the transaction. Investors and stockholders are advised to read the joint proxy statement/ prospectus regarding the potential transaction when it becomes available because it will contain important information. After the joint proxy statement/prospectus is filed with the SEC, it will be available free of charge on the SEC website at www.sec.gov and from Autobytel.com and Autoweb.com through their respective investor relations departments.


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In addition, copies of all other reports, proxy statements and other information filed by the companies with the SEC are available from the Commission at its website and from the respective companies.

For detailed risks related to the proposed transaction, please refer to the news release issued today, the Form S-4 to be filed by Autobytel.com with the SEC, and the joint proxy statement/prospectus which will be included in the Form S-4 mailed by both companies to their respective stockholders when it becomes available.

And now at this time I would like to turn the call over to Mark Lorimer, President and CEO, Autobytel.com.

MARK LORIMER:

Thank you Melanie. First, I'd like to welcome all of you and thank you for joining us on such short notice.

As you know, we're here to discuss the announcement we made today that Autobytel.com and Autoweb have signed an agreement to combine the two companies. We wish to take you through a few points about the structure of the deal, the strategic reasons for the deal, the financial picture the deal creates and the synergies the deal is expected to yield us. Then we will open the call to your questions.

I'll start with the deal structure. This is an acquisition by merger. As part of the transaction, Autobytel.com is expected to issue approximately 10.5 million shares of its common stock in a tax-free exchange for all of the issued and outstanding shares of Autoweb.com. Autoweb stockholders will receive 0.3553 shares of Autobytel.com stock, common stock for each share of Autoweb common stock that they own.

When the transaction is concluded, approximately 34% of Autobytel's common stock is expected to be owned by the former Autoweb stockholders. Upon closing of the deal, we will change the name of the company to Autobytel, Inc. We are making the name change to reflect not only the ever-increasing focus we are putting on providing technology, management and data services, but also, our ownership of multiple marketing service providers, including Autobytel.com, Autoweb.com, CarSmart.com, Autosite.com and Dealersites.

The combined company will trade under the existing ABTL ticker symbol.

Lets now turn to the strategic reasons for the deal. There are two questions I'd like to answer - WhyAutoweb.com and Why Now.

First, we expect this transaction to exploit the strengths of two companies already in leadership positions in the space. As you know, Autobytel and Autoweb both have strong brands, strong dealer bases, extensive consumer bases and strong relationships with global manufacturers. In addition, Autoweb's AIC, one of the top providers of US information to the OEM market, and Autoweb's strong relationships with leading web portals and key affiliates should also help drive the combined company to become the industry standard for online automotive research.


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Second, the depth and strength of the combined companies' customer base should translate into expanded opportunities for revenue generation and growth.

The new company is expected to have over 7,000 dealers, increasing revenue opportunities both in program fees and in the suite of dealer service products we offer.

Also revenue generating relationships with 24 of the 26 manufacturers, and well over two million unique site visitors each month.

Third, combining the business also makes sense from a financial perspective. We expect significant revenue synergies to materialize next year. We have already identified what we believe will be large expense savings. One of the many great things about this deal is that our two companies do many of the same things, and in those areas, great expense savings can be found. At the same time, there are complementary business segments, such as AIC, that we plan to leverage for the benefit of the combined companies. These segments are expected to drive greater sales volume to each of our large dealer-customer bases.

Last, but by no means least, are the further financial benefits of the deal:

Incremental revenues are expected to be more than incremental expenses. We expect the combined company to generate revenue in excess of $100 million annually. We believe that there is long-term growth potential as the referral model is emerging as a clear leader in the automotive buying space, on-line buying is expected to grow and manufacturers are showing dedication to e-commerce initiatives. We expect significant growth opportunity in this space.

We expect to continue to maintain an ample cash position to reach the point of profitability.

And, perhaps most importantly, as we have mentioned in our last conference call in January, Autobytel, on a standalone basis, expects to be profitable in the third quarter. Depending on the timing of the close of the transaction, we believe that the combined company will also be profitable on an operating basis, excluding one time merger costs, in the third quarter of 2001.

We expect to generate substantial synergies from the transaction. Together, we can enhance revenue opportunities from our extensive combined manufacturer and dealer relationships. We expect to achieve cost savings from eliminating redundancies such as duplicative public company costs.


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In summary, stockholders should benefit from our abilities to both exact savings from eliminating the duplicative costs between the two companies and increase the revenue opportunities generated from our combined strengths. Consumers should benefit from the additional resources we will have at our fingertips to further develop our award-winning consumer initiatives and programs. And importantly, our dealer and manufacturer partners should benefit from our ability to send them millions of car buyers as well as to provide additional marketing, management and content services.

The bottom line, we believe this transaction has the potential to create the largest platform of retailers and customers in the online automotive market.

Why do the transaction now?

The time to do this deal was now for three primary reasons. The reasons are: one
- the pricing dynamics were right, two - anticipated expense savings that we believe can be realized, without changing our timeline to achieve profitability, and three - the dynamics in the online car market.

As for pricing dynamics, as we all know, the market has not been kind to technology, dotcoms, or autodotcoms in the past year. While this has had a very adverse impact on both of our shareholder values, we believe this combination and its potential impact on the online automotive market should serve to unlock shareholder value for the shareholders of the combined entity.

As for the expense savings, we all know two things - one-more companies die of indigestion than starvation, and two-we can't do anything that would compromise our third quarter profitability projections. In order to meet those challenges, during our discussions and negotiations, we both concluded early that our first order of business should be a quick and efficient integration. Today we believe we present a deal that makes sound strategic and financial sense, and we continue to believe that we will achieve profitability by the third quarter of 2001.

As for the current dynamics in the online car industry, the days of daily entrants into the online car space are over. As it turns out, the pundits who said there were no barriers to entry were wrong. Brand, dealer networks, technology tools, and industry knowledge are all, in and of themselves, important barriers. But taken together, we believe the position is very difficult to replicate. The consolidation among the online players has been ongoing amongst the "soon to run out of money" crowd. While this is obvious, what is less obvious is that the players who were once thought of as permanent members of the online club are reassessing the space. We see some competitors close their direct offerings, and some that do deals that send all of their purchase requests and customers to one dealer group. While this may be an effective strategy for them, it also seems to signal that the dealer relationships, the monetization of the traffic, and the industry knowledge were all barriers they chose not to scale.


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We also see the car manufacturers rethinking their positions towards online car services. They are moving to a philosophy that acknowledges the consumer preference to deal with third party buying services, and a focus on how to work with the services as opposed to working against them. This trend should continue and accelerate. As we have said before, the car business has a history of rejecting at first, and then embracing new ways to do business. If you want proof for this statement, we only need look so far back as auto leasing. Auto leasing entered the market in the `60s, only to be soundly derided as something that would never take off in the car business. Carmakers and retailers completely rejected the notion of leasing - yet today, in some brand lines and in some demographics, leasing makes up a majority of the new car financing vehicles. If you wonder whether the manufacturers will ever fully adopt third party companies providing Internet services, we need only to point you to our GM Pilot in Washington D.C., or any of AIC's 22 manufacturer relationships.

The car business is big, and it needs big players. When a company like GM seeks a partner, they need one that can provide the tools and services they need on a vast scale. Upon the completion of this transaction, we believe that we are well positioned to meet the large challenges posed by the large opportunities to provide services to the OEMs.

Autobytel, Inc. with its multiple brands and expanded platform for OEMs, dealers and consumers should be well positioned to meet the growing Internet needs of the trillion dollar global automotive business. And we firmly believe that this transaction has the potential to create the only global company of any scale that is able to provide a broad range of marketing, management and content services to help automotive retailers and manufacturers meet the challenges and opportunities presented by e-commerce.

With that, I'd like to turn the floor over to Jeffrey Schwartz, CEO of Autoweb.com and future Vice Chairman of Autobytel, Inc. During the course of this process, we have met many people that we are very excited to have the opportunity to work with in the future. I am extremely excited about Jeffrey Schwartz joining our executive management team. As a key leader at Autobytel, Inc., Jeffrey's first order of business will be to lead the integration efforts. And we believe Jeffrey clearly has the experience to bring us forward successfully as a combined entity, realizing the synergies that this deal offers while preserving the strong Autoweb.com brand position, as well as dealer and industry relationships. Jeffrey-

JEFFREY SCHWARTZ:

Thank you Mark. I am also very excited about what the future brings.

We believe the combined company will become the industry standard for consumers, dealers and manufacturers alike. Our combined strengths should give us the ability to further penetrate the automotive industry and become a powerful entity in the global automotive market.


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Among Autoweb.com's greatest strengths is our content syndication division. We have very significant relationships with the web's leading portals and key affiliates which make us one of the leading automotive "powered-by" brands on the Internet. Combined with the power of Autobytel Inc's brand and Carsmart.com's extensive portal agreements, Autobytel, Inc. should have one of the largest audiences of online automotive shoppers.

In addition, we've developed advertising and marketing relationships with 22 of the 26 major OEM's, data, content, and technology relationships with more than 20 OEM's, and fulfillment relationships with thousands of partners, including OEM's and major dealer groups. Our progress in these areas will clearly strengthen Autobytel Inc.'s position in the key marketing, content, and fulfillment segments and should improve the operating results of the company in the future.

We've been consistently pleased with our division, AIC, which we believe to be the best there is in the automotive data business. Currently, AIC provides data, content, or technology to General Motors, Ford, DaimlerChrysler, Toyota, and Honda, among many others. AIC data, content, or technology also power the top four destinations on the web, including AOL, Yahoo, Lycos, and MSN.

During the last several months, we have made substantial progress in cost-cutting and efficiency initiatives to accelerate our profitability goal. This deal, combined with substantial expenditure reductions in our marketing agreements, is expected to enable us to realize immediate integration synergies on both the revenue and expense sides of our new company. We anticipate that the recent restructuring of marketing agreements will reduce future obligations through 2003 by $40 million. For Q2 through Q4 2001, these year-over-year expenses are expected to be reduced by $15 million.

As we move forward with the plans for integration, as Mark mentioned, we will be working hard to realize synergies between the companies to create expense savings and eliminate redundancies in all the operating units. And we believe those opportunities are significant. We are firmly committed to the realization of Autobytel, Inc.'s profitability target in Q3 20001.

It's no secret that for six years, our two companies have been engaged in hand to hand combat. When we first started talking about this deal, we believed that victory in this space was on the other side of a combination of our two companies. As Mark pointed out earlier, we believe the synergies between us are clear and that we make a natural team. Now, we have a remarkable opportunity to fuse our strengths and yield value for our stockholders.

It is my firm belief that the combined company, Autobytel, Inc. and its brands including Autoweb.com, CarSmart.com and AutoSite.com represent a winning combination that promises to shape the future of online automotive commerce.

With that, I turn it back to Mark.


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MARK LORIMER:

Thank you Jeffrey. And now we'd be happy to take any of your questions.

OPERATOR

All right, thank you sir. If you have any questions at this time, please press the 1 key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the cue then please press the pound key. One moment for questions please. We have a question from Jonathan Gaw of IDC.

JONATHAN:

Hi Mark, Hi Jeffrey. How are you. I had a couple of questions. Mark you mentioned generating revenues of more than a $100,0000 on an annual basis. I was wondering where you came up with that figure because right now you guys obviously have more than that combined... so where is the drop off and where do you guys add on?

MARK:

As I said we anticipate that our revenues will exceed $100,000 on a combined basis. In excess of $100,0000 million on a combined basis. You know as time gets closer to the closing of the deal Jonathan which we expect in the third quarter, Early in the third quarter, we will be releasing guidance on a pro forma basis for the combined entities which will have a lot more of that kind of detail in it.

JONATHAN:

Okay? Are you going to be operating both sites? Continuing operating both sites.

JEFFREY:

Yes Jonathan we will. As we indicated on the call, we believe there is strength in both the Autoweb brand and the Autobytel brand and you know we plan to pursue a multi-brand strategy here that also generally tracks consumer behavior as well.

JONATHAN:

In terms of your dealers, I guess, what kind of overlap did you have between you guys and do you expect to continue to get revenue streams, that both Autobytel and Autoweb will get revenue streams from dealers that do overlap with you.

MARK:

Let me start with the second question first. Do we expect to get revenues from dealers that overlap between us? The answer is yes. Because we will be sending distinct customer profiles and demographics to those various dealers so dealers who wish to cover the various doors that Internet customers want to enter the auto buying space need to have Autoweb and Autobytel; and indeed we have seen that overlap as we have gone through the process. In terms of the number of dealers, we've reported today that we expect to have in excess of 7,000 unique dealers. That figure reflects adjustments for two things. One overlap, so we've taken the overlap out. The second thing it reflects the adjustment for is the way we count at Autobytel versus the way AutoWeb counts. If we


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did the count the way Autoweb counts that would reveal a slightly different number and clearly the overlap you can credit it against either account, it doesn't matter, it's an overlap. So 7000 uniques, a significant number of overlaps and as we move closer and closer to the completion date, we will probably be giving more color on the nature of the overlap, where it exists, how we expect those revenue streams to develop and grow as we go forward.

JONATHAN:

Okay, great.  Thanks.

OPERATOR:

The next question comes from Johnny Svoren of WR Hambrecht

SVOREN:

Will you restructure dealer arrangements so both Autoweb and Autobytel target dealers with uniform contracts?

MARK:

If I understand the question, it is whether or not we are going to have a single contract for both Autobytel and Autoweb?

SVOREN:

Yes, I assume Autoweb still generates per lead revenues which is slightly different from Atuobytel way and will that be driven through current Autobytel contracts as opposed to using both Autoweb and Autobytel methods?

MARK:

The reason that we are keeping multiple dealer lanes as it were open is because of the fact that we have customers... Autoweb customers, they largely represent customers from different sources than the Autobytel customers or the CarSmart customers. Since all of the three companies, the three brands, the three marketing services have positions on different parts of the Internet. Now the dealers who are receiving and processing those customers are on various different programs. Some pay subscription fees, many of the Autoweb dealers pay on a per lead fee although they are migrating that to a subscription with a variable component to it. As we go forward, one of the great opportunities that we have controlling as much of the market as we will is to figure out how we tailor these various offerings to meet different dealer needs. For instance, we may get higher yields from packaging one of more of the marketing service together... or splitting them out. This is the kind of revenue benefits that we see as we discussed materializing as we continue this process along.

JEFFREY:

This is Jeffrey Schwartz, if I can just add one additional point to support Mark's commetns. According to recent Media Metrix numbers, fewer than 2% of our unique visitors overlap, so these are different consumers generally.


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SVOREN:

Okay. Let's see one more question here. If we look at the Q3 profit target, is that based on growing revenues and dealer count or can you make that by solely reducing cost?

MARK:

What we have projected at Autobytel - keep in mind that both companies are separate now so there will be different sets of earnings calls that will continue to go through as this process goes through until we are completed with the deal - The Autobytel guidance for the third quarter was on an operating basis and that's a mixture of both revenues and expenses. We are concentrating on here as we have for the last two quarters of going through literally every dollar of revenue and determining what the ROI structure underlying that is, if it's something that's break even or profitable, if it's a keeper, and if it's not, then out it goes. And we reinvest in things that can drive more ROI. We have undergone and we will discuss this in much greater detail on our earnings call. But we have been able to reduce marketing expenses; we have been able to reduce the cost of acquisition of customers significantly. We have undergone a reorganziation of our dealer services group to segment our customers and establish ROIs on each level of the dealer base, we have done extensive outsourcing of the IT, we have attacked every area of the business to get profitability and we are still comfortable with the guidance.

SVOREN:

Okay but if I understand here correctly. Autobytel is a stand alone company and the target for the combined operations would be operating profit in Q3.

MARK:

Yes.

OPERATOR

Once again if you do have a question, please press the 1 key on your touch-tone telephone. One moment for questions. Please hold for questions, one moment please. We do have a question from Mr. Earl Eldrich of USA Today.

EARL:

Hello, um...good afternoon.

MARK:

Hey Earl, how are you?

EARL:

Good, good. I had two or three quick questions. One, I wanted to get a sense of what the employment levels now are at each company and how you plan to reduce those or increase those. I mean, what do you expect it to be?

JEFFREY:

The employment level at Autoweb currently is approximately 150 people. And as we indicated in this conference call, we're going to go through a bottoms-up, top-down integration process, and we're going to identify where there's opportunities for both revenue growth and expense savings.


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MARK:

Earl, what I'd add to that is we have about 260 people now, and one of the things that we agreed early on is that one of Jeffrey's first order of businesses as an operational Vice Chairman is to make the buy plan. That's a question of going through and finding where there's synergies or where there are resources that are good resources that don't necessarily you know that doesn't have to involve a cut. It could involve taking one person and putting them to another area where they can deliver revenue upside to us. So I mean, this is a process that we'll go through, we've only examined it, we have not given specific guidance. The guidance on how we're actually going to get to this will emerge as we get closer and closer to the closing date.

EARL:

Okay so does that indicate then that there may not be some job cuts, or that you're thinking that you can reduce some expenses through some job reductions?

MARK:

We have not, we are not guiding on that now. We will guide on that when we get closer to the completion of the merger. Right now, what we can say is that on a broad basis, you know, we have determined that we can achieve profitability, we believe that there are expense savings, and whether or not those are going to come from not doing things twice, whether or not that's going to involve only having one set of equipment, or one set of this, or one set of that, or it's going to involve job cuts, those are the kinds of things that we will develop as we get closer, and we will be giving guidance and things like that. That's how we'll handle that.

EARL:

Good, okay. Couple of other quick questions. One, wanted to get a sense, too, of the number of dealers each one of Autoweb has and what Autobytel has. And you're saying the combined would be 7,000, is that correct?

MARK:

That's correct.

EARL:

So how many do each one of you have now?

MARK:

Right now we have unique dealers about 4,800 / 5,000 number, and you guys have...

JEFFREY:

We generally count rooftops and franchises and the number that we currently have is approximately have is 5,000. That includes new and used dealers and those are franchise numbers


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EARL:

Okay, so the combined 7,000 would obviously be, you're considering that some folks would drop out or you're putting in some leeway for that

MARK:

No, it's the various ways that we count

EARL:

Okay

MARK:

Okay. There's about a roughly around an 800 overlap, and the counting differences between the way we count versus the way they count, account for another 2500 difference.

EARL:

Okay

MARK:

So that's how you get, you know, 4800 plus 5000 is 9800 subtract out the 2500 count, 800 overlap, you're about 7,000.

EARL:

Okay good. Last question, you're saying that neither one of the websites, Autoweb or Autobytel will shut down. For the consumer, they won't see a difference or what, in terms of the websites?

JEFFREY:

The fact of the matter is that the websites are different and that's why this transaction is so unique. Each website offers different content, research functionality, data tools, there's certainly going to be probably some standardization with respect to some of the functionalities that we currenlty own, and one of the things that we're going to be striving for here is alot of savings in the data content and tools licensing area and AIC, our division, will allow us to have that. So, I think what we're telling you is that we're going to have a multi-brand strategy, that we're going to continue our aggressive marketing programs, Autobytel as well as Autoweb, and the consumers will have an opportunity to visit both sites. And not just by the way, not just Autobytel.com and Autoweb.com, but also Autosite.com and Carsmart.com

EARL:

Okay, good good. That's the end of my questions. Thanks.

MARK:

Thank you Earl.


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OPERATOR:

Our next question is from Thilo Koslowski of Gartner.

THILO:

Hi Mark and Jeffrey. I have a question. What type of new products and services do you plan to offer the OEMs in the future? How do you try to generate revenues from the OEM side?

MARK:

I think Jeffrey can address, he has more of those relationships now to bring to our marriage, maybe we should get a little color from there. From our perspective the kind of relationship that we see is where we are employing the things that Autobytel on a stand alone basis does best, things like bringing a lot of consumers to trained dealers with a technology platform that allows those dealers and manufactures to manage the interface as well as to design whatever interface that they would like to work with. So we see ourselves as the OEMs....
What it's about Thilo, to make a long story short the OEMs are starting to talk to us more about Okay guys we have showroom traffic, we have dealer websites, we've got manufacturer websites, what we see is that 3 out of 4 customers want to go through places like Autoweb.com and Autobytel.com and CarSmart.com and we need to figure out how to work that. Each one of the OEMs has a slightly different take on it, some of them are much further along than others. We are talking to several about how we can help them get what they need which is a responsible way to access the traffic through their dealers

JEFFREY:

I would just add on from the Autoweb/AIC perspective we are currently providing data content technology tools hosting to the vast number of OEMs, I think it is 22 or 23 relationships to date. One way that we see growing OEM revenue -- and I think we have done actually a very good job at this with some recent announcements over the last six months -- is getting deeper into the accounts, developing new products and services, technology in particular, customizing the technology for folks like General Motors, Ford, BMW, Mercedes Benz, others. So, deeper account penetration. More data, more technology, more tools. We've recently announced a relationship whereby we have the ability to bundle international data with our winning technology. The manufacturers are very keen on this. We're also talking to them about a number of information service products that they find particularly appealing so while we have a, I believe, a growing consumer strategy with respect to the vehicle manufacturers we also have a growing B2B infrastructure strategy with the manufacturers where we are literally providing and hosting their technology and data and content.

MARK:

Another example of that Thilo, that we can work more closely with AIC with. One of the things when we announced the GM pilot that we are doing for them in Washington with Chevv. That is fully constructing the locate to order model. Build, host, develop the locate to order model. There are a lot of things that AIC's great data can do not only to inform the consumer experience, but also to enrich the dealer's ability to access and use


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

the locate to order system, making sure that the data that they've already got can help move the information from the factory, which you know comes in large long flat files, move that into a much more consumer-friendly basis. It just gives us a lot more flexibility to offer more products, services and enhancements around locate to order and, eventually, build to order.

THILO:

So if I understood you correctly, you are saying the short term the majority of your revenues will come from dealers and in the long term maybe from the OEMs more?

MARK:

Again, that kind of guidance is something on a pro forma basis that we will be giving as we get closer to the close. From the Autobytel perspective, we have said for a long time that we would, that when we went public almost exactly two years ago, saying that with 99% dealer revenues and 1% other, we've gotten that to 80% dealer revenues, 20% other, we need that number over the three to five year horizon to get to 50, 60%.

THILO:

Okay, thank you.

OERATOR

Our next question comes from Lee Copeland of ComputerWorld

LEE:

Um hi, congratulations on the merger first of all

JEFFREY:

Thank you

LEE:

My question is in terms of the technology, how are you going to integrate the two sites together? I know you're going to be maintaining them, but what part of your business is going to be focused on integrating the two sites together?

JEFFREY:

I don't think we know the answer to that question yet candidly. What we're going to do is, we're going to begin the integration process almost immediately, and one of the first things that we're obviously going to be turning our attention to is what the technology looks like, and so I think it would be premature to identify what that technology looks like today

LEE:

Do you have a date when you think that the integration piece is going to be done?


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

JEFFREY:

The integration is an evolving process and we anticipate that the integration will be done by the date the acquisition closes

LEE:

Okay, but consumers are still going to be able to Autobytel and also going to be able to go to Autoweb?

JEFFREY:

Absolutely, absolutely. The sites each have robust and unique technology, they're going to continue to operate as independent sites, and what we're trying to do here, not just in this instance, but in every instance in this transaction is to identify the best to breed. And where it is best to breed, leverage it across, not just the two sites, but the four sites.

LEE:

I would think that one of the things you would want to accomplish with the merger is to cut costs, so, I guess what I'm trying to understand is how are you going to maintain both of the sites and cut costs at the same.

MARK:

Well first of all, we exist in a common technology environment. Okay, we are both, we don't need to maintain both separate technology platforms, but rather we can actually, there's a great many savings that can be had by running off of similar applications, similar technology systems, in similar places, things like that. There yields some development work, as you know in sites the size of ours, our respective sites are publishing projects so they're continuously being developed. That kind of development is expensive, that kind of development can be harmonized on similar development tools, a unified strategy of what kinds of things we're going to deploy to various places, and all run off of common platforms. So there's lots of different ways to yield savings out of having two urls with two different content, and two different functionality displays, yet running off of a common platform. And those are the kinds of things that we're going to concentrate on.

LEE:

Can you give me an idea of some of those technology synergies that you think exist now that you know you'll just be able to integrate together?

JEFFREY:

This is Jeffrey speaking, let's just talk about AIC for example. AIC has fantastic technology, for example we developed a product AutoSuite last year where we integrate search configuration with comparison and also integrate that with buy. So perhaps that's a technology that we can roll out to all four sites, it already exists on the Autoweb site, and already exists on the Autosite.com site.


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MARK:

Another example would be the fact that we have three separate dealer websites in effect, or dealer lead management services. We have the one that Autoweb is using Sales Enhancer, we have the one that Autobytel is using called iManager, and we have another Autobytel system called DRT, that is rolled out among the dealers internationally in Japan, Australia, the UK, Sweden, things like that. We have put the iManager on a common international platform and developed tools that allow us to update it continuously. We don't need to continually maintain several different platforms, as Jeffrey appropriately says, we take best of breed from each of them, put them into a single application, it can be tailored and customized, but the basic core strength of the product will be common across the platform and will only have one set of development fees. So those are examples of the kinds of yields.

LEE:

Okay great and one last question, can you tell me what percentage of your staff is dedicated to your IT systems?

JEFFREY:

I don't think we're prepared to answer that right now.

LEE:

Okay. Thanks alot.

JEFFREY:

Thank you for the questions.

OPERATOR:

Thank you we are discontinuing this conference call. If you have any further questions please contact each company's communication office. Thank you.



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